                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                 SEC FILE NUMBER
                                                                      0-9403
                                  FORM 12b-25
                                                                   CUSIP NUMBER
                                                                    628735-20-1
                          NOTIFICATION OF LATE FILING

(Check one):  [X] Form 10-K & Form 10-KSB  [_] Form 20-F  [_] Form 11-K
              [_] Form 10-Q & Form 10-QSB  [_] Form N-SAR

              For Period Ended: June 30, 1995
                                -------------
              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ------------------------

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Read Instructions (on back page) Before Preparing Form.  Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

NBI, Inc.
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

1880 Industrial Circle, Suite F
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City, State and Zip Code

Longmont, CO  80501
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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

See attached
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PART IV - OTHER INFORMATION
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(1)     Name and telephone number of person to contact in regard to this notification:

        Marjorie Cogan                  (303)           684-2700
        --------------                -----------   ------------------
            (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                              [X]  Yes  [_]  No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X]  Yes  [_]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                        NBI, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 29, 1995                  By:  /s/ MARJORIE A. COGAN
     --------------------                     -----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
 VIOLATIONS
                             (SEE 18 U.S.C. 1001).
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                                      -2-

Part III

Subsequent to its fiscal year-end, the Company made two significant business acquisitions and changed its auditors. The Company has had to devote a significant amount of time to the due diligence, accounting, Form 8-K requirements and transitional issues related to these acquisitions. In addition, the acquisitions and change in auditors delayed the start of the Company's year-end audit.

Part IV

                                   NBI, INC.
                           CONSOLIDATED BALANCE SHEET
                                 June 30, 1995
                   (Amounts in thousands, except share data)





ASSETS
------

Current assets:
 Cash and cash equivalents                                           $ 1,931
 Trading securities                                                    4,324
 Accounts receivable, less allowance for doubtful accounts of $13        371
 Inventories                                                             196
 Other current assets                                                    391
                                                                     -------
    Total current assets                                               7,213

Property and equipment, net                                               55

Other assets                                                             289
                                                                     -------
                                                                     $ 7,557
                                                                     =======

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
----------------------------------------------

Current liabilities:
 Current portion of income taxes                                     $ 2,457
 Short-term borrowings and current portion of notes payable              925
 Accounts payable                                                        384
 Accrued liabilities                                                     544
                                                                     -------
    Total current liabilities                                          4,310

Long-term income taxes                                                 3,811
Notes payable                                                             56
Long-term postemployment disability benefits                             234
                                                                     -------
    Total liabilities                                                  8,411
                                                                     -------

Commitments and contingencies

Stockholders' equity (deficit):
 Common stock - $.01 par value (10,001,270 shares
 issued)                                                                 100
 Capital in excess of par value                                        5,769
 Accumulated deficit                                                  (5,517)
 Foreign currency translation adjustment                                 311
                                                                     -------
                                                                         663
 Less treasury stock, at cost (3,504,036 shares)                      (1,517)
                                                                     -------
    Total stockholders' equity (deficit)                                (854)
                                                                     -------
                                                                     $ 7,557
                                                                     =======


                                   NBI, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       Years Ended June 30, 1995 and 1994
                 (Amounts in thousands, except per share data)





                                                       1995      1994
                                                     --------  --------

Revenues:
 Sales                                               $ 1,856   $ 2,001
 Service                                                 957     1,340
 Software                                                 37        --
                                                     -------   -------
                                                       2,850     3,341
Costs and expenses:
 Cost of sales                                         1,377     1,778
 Cost of service                                         746     1,604
 Cost of software                                          8        --
 Product development and engineering                     278       229
 Marketing, general and administrative                 2,583     4,889
                                                     -------   -------
                                                       4,992     8,500
                                                     -------   -------
Loss from operations                                  (2,142)   (5,159)
                                                     -------   -------

Other income (expense):
 Interest income                                         194       518
 Net gain (loss) on investments and other income       2,462      (226)
 Interest expense                                       (741)     (715)
                                                     -------   -------
                                                       1,915      (423)
                                                     -------   -------
Loss before income taxes, minority interest and
 cumulative effect of change in accounting method       (227)   (5,582)
Income tax benefit                                        --     2,600
                                                     -------   -------
Net loss before minority interest and cumulative
 effect of change in accounting method                  (227)   (2,982)
Minority interest                                         15        --
                                                     -------   -------
Net loss before cumulative effect of change in
 accounting method                                      (212)   (2,982)
Cumulative effect of change in accounting method        (271)       --
                                                     -------   -------
Net loss                                             $  (483)  $(2,982)
                                                     =======   =======

Loss per common share:
 Net loss before income taxes and cumulative
   effect of change in accounting method               $(.03)  $  (.74)
 Income tax benefit                                       --       .34
                                                     -------   -------
 Net loss before cumulative effect of change
   in accounting method                                 (.03)     (.40)
 Cumulative effect of change in accounting method       (.04)       --
                                                     -------   -------
 Net loss                                              $(.07)  $  (.40)
                                                     =======   =======

Weighted average number of common and
 common equivalent shares outstanding                  6,743     7,537
                                                     =======   =======


RESULTS OF OPERATIONS 1995 - 1994 COMPARISON

The Company incurred a net loss of $483,000 in fiscal 1995, compared to a net loss of $3.0 million recorded in fiscal 1994. The improved performance resulted primarily from a substantial net gain on investments recorded for the year ended June 30, 1995, compared to a significant net loss on investments recorded in fiscal 1994. In addition, the Company experienced a significant reduction in operating costs and expenses during fiscal 1995 resulting from the closure of its domestic systems integration operation in June 1994. These improvements were partially offset by the absence of an income tax benefit in fiscal 1995, as compared to a benefit of $2.6 million included in fiscal 1994 resulting from the favorable outcome of a court case.